FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – PIP _ Phase II	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

In accordance with Article 47 of Royal Decree 1362/2007 of October 19, and Article 82 of the Spanish Stock Market Act, (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby discloses the following

SIGNIFICANT EVENT

In connection with the Second Phase (2012-2015) of the long-term incentive plan consisting in the granting of shares of TELEFÓNICA, S.A., - called Performance & Investment Plan (“PIP”)- aimed at Telefonica Group Executives (including Executive Directors of Telefónica, S.A.), it is noted in the attached detail, as Schedule I, the number of shares to be delivered in this second phase, to each of the beneficiaries of the Plan in their position as Executive Directors or Executives of the Company, and which amounts to 77% of the shares they were assigned originally.

Madrid, August 4, 2015.

SCHEDULE I

List of Directors and Executives who are Beneficiaries of the PIP

(Second Cycle 2012-2015)

I.- Executive Directors.

First name and surname	Number of shares to be delivered	% Share Capital
D. César Alierta Izuel	312,251	0.006
D. José María Álvarez-Pallete López	181,076	0.004
D. Santiago Fernández Valbuena	99,352	0.002
D. Julio Linares López*	13,358	0.000

II.- Other Executives.

First name and surname	Number of shares to be delivered	% Share Capital
D. Guillermo Ansaldo Lutz	100,490	0.002
D. Eduardo Navarro de Carvalho	25,526	0.000
D. Ramiro Sánchez de Lerín García-Ovies	49,600	0.001
D. Ángel Vilá Boix	100,490	0.002

*	Mr. Linares discharged executive duties as Chief Operating Officer during the second phase of the Plan (from July 1, 2012 to September 17, 2012).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 4, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors